State Street Institutional Investment Trust
4 Copley Place, CPH 0326
Attention: David James, Secretary
Boston, Massachusetts 02116
Via EDGAR Correspondence
December 19, 2011
Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) on behalf of State Street Institutional Liquid Reserves Fund (the “Fund”) — File no. 811-09819
Dear Mr. DiStefano:
This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided via telephone conferences on November 23, 2011 and December 12, 2011 regarding Post-Effective Amendment Number 35 under the Securities Act of 1933, as amended, and Post-Effective Amendment Number 36 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s registration statement on Form N-1A (the “PEA Filing”), filed with the SEC on October 12, 2011. For your convenience, we have summarized each comment below and provided the responses of the Trust.
General: The Trust has made a number of the changes to the PEA Filing suggested by the Staff. However, a number of the other comments provided by the Staff relate to general disclosures in respect of the Fund and its investment policies, and are not limited in their application to the Class M Shares, which are the shares of the Trust that were registered in the PEA Filing. As the Staff is aware, the Fund currently offers other share classes in other prospectuses that were not included in the PEA Filing. The Trust believes that its existing disclosure in each case is accurate and not misleading and in substantial compliance with the disclosure requirements of Form N-1A. In the cases noted below, the Trust does not wish to vary the disclosures in the Fund’s Class M prospectus from those in its other prospectuses. However, the Trust intends to revise its prospectuses in response to the Staff’s comments in the next annual update of the Fund’s prospectuses, as noted below.
1.	Comment: On page 1 of the Prospectus, please disclose the ticker symbol.
Response: The Trust has included the ticker symbol in the Rule 485(b) filing.
2.	Comment: On page 3 of the Prospectus, in the section entitled Fees and Expenses of the Fund, please delete the following sentence:

As a shareholder in the State Street Money Market Portfolio (the “Money Market Portfolio” or sometimes referred to in context as the “Portfolio”), the Fund bears its ratable share of the Portfolio’s expenses, including advisory and administrative fees, and at the same time continues to pay its own fees and expenses.
Response: The Trust intends to make the requested change in its next annual update.
3.	Comment: On page 3 of the Prospectus, in the section entitled Principal Investment Strategies, references to “high quality” and “short maturities” are not explained. Please define the two terms.
Response: The Trust intends to include further disclosure regarding both terms in its next annual update.
4.	Comment: “Mortgage-Related Securities Risk” appears in the section entitled Principal Investment Risks, on page 4 of the Prospectus, but mortgage-related securities are not addressed in the section entitled Principal Investment Strategies. If investments in mortgage-related securities constitute a principal risk, such investments should be discussed in the section entitled Principal Investment Strategies.
Response: The Trust intends to include mortgage-related securities among the Fund’s principal investments in its next annual update.
5.	Comment: On page 4 of the Prospectus, in the section entitled Principal Investment Risks, elaborate upon “Foreign Securities” risk by listing all of the principal risks of investing in foreign securities.
Response: The Trust intends to include additional disclosure regarding the risks of investing in foreign securities in its next annual update.
6.	Comment: On page 5 of the Prospectus, in the section entitled Performance, please provide the performance bar chart.
Response: The Trust has included the bar chart in the Rule 485(b) filing.
7.	Comment: In the section entitled Additional Information About Principal Strategies and Risks of Investing in the Fund and Portfolio — Additional Information About Risks, please list all of the principal risks that are disclosed in the Fund Summary, including a full description of each principal risk.
Response: The Trust intends to include additional disclosure regarding the principal risks of investing in the Fund in its next annual update.

8.	Comment: In the section entitled Additional Information About Principal Strategies and Risks of Investing in the Fund and Portfolio — Additional Information About Risks, risks associated with investments in “ECDs, ETDs and YCDs” are discussed. If investments in ECDs, ETDs and YCDs constitute a principal investment strategy, such an investment strategy and its associated risks should be discussed in the sections entitled Principal Investment Strategies and Principal Investment Risks.
Response: The Fund discloses in the third paragraph of the section entitled Principal Investment Strategies that it invests in certificates of deposit and time deposits of U.S. and foreign banks. ECDs, ETDs and YCDs are certificates of deposit and time deposits. Please note that the Fund also provides appropriate risk disclosures for such principal investments in the section entitled “Principal Investment Risks.”
9.	Comment: If the use of Section 4(2) commercial paper and Rule 144A securities is not principal, please move the related disclosure in the section entitled Additional Information About Principal Strategies and Risks of Investing in the Fund and Portfolio — Additional Information About Risks, to the section entitled Additional Information about the Fund’s and Portfolio’s Non-Principal Investment Strategies and Risks.
Response: Because many of the instruments in which the Fund invests are issued or subject to resale pursuant to Section 4(2) or Rule 144A, the Trust considers that disclosure of related risks as principal risks is appropriate.
10.	Comment: Please provide the financial highlights for the new share class of the Fund as required by Item 13 of Form N-1A.
Response: No financial highlights are included in the prospectus because Class M Shares have no operating history, a practice that is consistent with the Trust’s understanding of a common industry practice when launching a new share class of an existing fund.
11.	Comment: On the back cover of the Prospectus, please change the telephone number of the SEC to 202-551-8090.
Response: The Trust has made the requested change in the Rule 485(b) filing.
12.	Comment: The section entitled Additional Investments and Risks — Investment Restrictions of the SAI, on page 12, does not provide information pertaining to investments in real estate or interests in real estate (including real estate mortgage loans) or in commodities or commodity contracts as required by Item 16(c)(1)(v) of Form N-1A. Please provide information pertaining to those two types of investments.
Response: The Fund’s investment policies as described in the prospectus and SAI do not contemplate investments in real estate or in commodities or commodity contracts. The Trust will, however, include among its fundamental policies, policies limiting its investments in real estate and interests in real estate (including real estate mortgage loans) and in commodities or commodity contracts.

13.	Comment: In the section entitled Additional Investments and Risks — Investment Restrictions, in the first paragraph of page 13, the SAI provides that the Fund may concentrate in certain investments “when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Money Funds’ quality standards in the banking industry justify any additional risks associated with the concentration of the Fund’s assets in such industry”. The Staff believes that the Adviser may not have discretionary authority over the types of investments mentioned above. Please change the policy stated above by adding definitive restrictions in relation to the stated types of investments.
Response: The Fund has reserved the freedom of action regarding the concentration of its investments in certain bank instruments. See Guide 19 to Form N-1A (superseded). The Trust respectfully notes that the Staff previously provided a similar comment on April 5, 2010 (please see the Trust’s correspondence to the Staff dated April 29, 2010, concerning the Trust’s Post-Effective Amendment Number 31/32 to the Trust’s registration statement on Form N-1A, responding to such comment).
14.	Comment: The Statement of Additional Information (the “SAI”), in the section entitled Additional Investments and Risks — Investment Restrictions, on page 12, provides that the money market funds of the Trust, including the Fund, will not consider foreign and domestic branches of U.S. and foreign banks as a single industry for the purposes of calculating the limitation pertaining to investments in securities of companies primarily engaged in any one industry (other than the U.S. government, its agencies and instrumentalities). The foreign and domestic branches of U.S. and foreign banks should be deemed to be of a single industry. Please change the policy relating to the foreign and domestic branches of U.S. and foreign banks.
Response: See response to Comment 13, above.
Please do not hesitate to contact the Trust at (617) 662-1742 if you have any questions concerning the foregoing.
Very truly yours,
/s/ David James
David James
Secretary

EXHIBIT
December 19, 2011
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) on behalf of State Street Institutional Liquid Reserves Fund (the “Fund”) — File no. 811-09819
Dear Mr. DiStefano:
In connection with the PEA Filing, the Trust hereby acknowledges that:
•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and
•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
We hope that the foregoing is responsive to your request made on November 23, 2011 and December 12, 2011. Please do not hesitate to contact the Trust at (617) 662-1742 if you have any questions concerning the foregoing.
Very truly yours,
/s/ David James
David James
Secretary